Exhibit 99.1

Vedanta Limited CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

(₹ in Crore, except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2022 (Audited) (Refer note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
1	Revenue from operations	39,342	33,697	27,874	131,192	86,863
2	Other operating income	480	400	332	1,540	1,158
3	Other income	611	577	859	2,600	3,421

	Total income	40,433	34,674	29,065	135,332	91,442

4	Expenses
a)	Cost of materials consumed	11,235	9,563	7,331	37,172	22,849
b)	Purchases of stock-in-trade	35	10	18	133	41
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(643)	(440)	143	(2,049)	792
d)	Power and fuel charges	6,333	6,501	3,972	21,164	13,674
e)	Employee benefits expense	720	714	709	2,811	2,861
f)	Finance costs	1,333	1,216	1,325	4,797	5,210
g)	Depreciation, depletion and amortization expense	2,379	2,274	2,055	8,895	7,638
h)	Other expenses	8,509	6,939	6,996	28,677	20,486

5	Total expenses	29,901	26,777	22,549	101,600	73,551

6	Profit before exceptional items and tax	10,532	7,897	6,516	33,732	17,891

7	Net exceptional loss (Refer note 4)	(336)	(105)	(773)	(768)	(678)

8	Profit before tax	10,196	7,792	5,743	32,964	17,213

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net current tax expense	1,949	2,111	33	6,889	2,066
b)	Net deferred tax expense/ (benefit)	1,014	362	(1,732)	2,544	268
i)	Deferred tax on intra group profit distribution (including from accumulated profits) (Refer note 8(b))	—	—	(132)	—	869
ii)	Other deferred tax expense/ (benefit) (Refer note 8(a))	1,014	362	(1,600)	2,544	(601)
	On exceptional items
c)	Net tax benefit on exceptional items (Refer note 4)	(28)	(35)	(187)	(178)	(154)

	Net tax expense/ (benefit) (a+b+c)	2,935	2,438	(1,886)	9,255	2,180

10	Profit after tax before share in profit/ (loss) of jointly controlled entities and associates	7,261	5,354	7,629	23,709	15,033

11	Add: Share in profit/ (loss) of jointly controlled entities and associates	0	0	(1)	1	(1)

12	Profit after share in profit/ (loss) of jointly controlled entities and associates (a)	7,261	5,354	7,628	23,710	15,032

(₹ in Crore, except as stated)

		Quarter ended					Year ended
S. No.	Particulars	31.03.2022 (Audited) (Refer note 2)		31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer note 2)		31.03.2022 (Audited)	31.03.2021 (Audited)
13	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	(49)		(1)	5		(3)	62
	(b) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	3		(0)	(9)		1	(11)
ii.	(a) Items that will be reclassified to profit or loss	841		(99)	118		893	187
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(5)		(32)	10		(28)	(35)

	Total Other Comprehensive Income/ (Loss) (b)	790		(132)	124		863	203

14	Total Comprehensive Income (a + b)	8,051		5,222	7,752		24,573	15,235

15	Profit attributable to:
a)	Owners of Vedanta Limited	5,799		4,164	6,432		18,802	11,602
b)	Non-controlling interests	1,462		1,190	1,196		4,908	3,430

16	Other Comprehensive Income/ (Loss) attributable to:
a)	Owners of Vedanta Limited	725		(114)	99		823	110
b)	Non-controlling interests	65		(18)	25		40	93

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	6,524		4,050	6,531		19,625	11,712
b)	Non-controlling interests	1,527		1,172	1,221		4,948	3,523

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items	6,027		4,233	7,013		19,279	12,151

19	Paid-up equity share capital (Face value of ₹ 1 each)	372		372	372		372	372
20	Reserves excluding revaluation reserves as per balance sheet						65,011	61,906
21	Earnings per share (₹) (*not annualised)
	-Basic	15.66	*	11.24 *	17.37	*	50.73	31.32
	-Diluted	15.56	*	11.17 *	17.25	*	50.38	31.13

(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment information	31.03.2022 (Audited) (Refer note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	7,551	6,736	5,349	24,418	17,550
	(ii) Silver - India	1,036	1,081	1,350	4,206	4,382

	Total	8,587	7,817	6,699	28,624	21,932
b)	Zinc - International	1,242	1,079	900	4,484	2,729
c)	Oil & Gas	3,940	3,113	2,584	12,430	7,531
d)	Aluminium	15,475	13,024	8,828	50,881	28,644
e)	Copper	4,351	3,741	3,945	15,151	10,890
f)	Iron Ore	1,866	1,416	1,727	6,350	4,528
g)	Power	1,687	1,638	1,449	5,826	5,375
h)	Others	2,556	1,943	1,785	7,972	5,377

	Total	39,704	33,771	27,917	131,718	87,006

Less:	Inter Segment Revenue	362	74	43	526	143

	Revenue from operations	39,342	33,697	27,874	131,192	86,863

2	Segment Results (EBITDA) [i]
a)	Zinc, Lead and Silver	4,988	4,384	3,846	16,161	11,620
b)	Zinc - International	467	367	201	1,533	811
c)	Oil & Gas	2,053	1,492	1,069	5,992	3,206
d)	Aluminium	5,218	3,747	2,739	17,337	7,751
e)	Copper	15	15	(71)	(115)	(177)
f)	Iron Ore	548	410	793	2,280	1,804
g)	Power	188	283	172	1,082	1,407
h)	Others	291	240	358	1,049	919

	Total Segment results (EBITDA)	13,768	10,938	9,107	45,319	27,341

Less: Depreciation, depletion and amortization expense		2,379	2,274	2,055	8,895	7,638
Add: Other income ii		63	60	59	245	229
Less: Finance costs		1,333	1,216	1,325	4,797	5,210
Add: Other unallocable income, net of expenses		413	389	730	1,860	3,169

	Profit before exceptional items and tax	10,532	7,897	6,516	33,732	17,891

Add: Net exceptional loss (Refer note 4)		(336)	(105)	(773)	(768)	(678)

	Profit before tax	10,196	7,792	5,743	32,964	17,213

3	Segment assets
a)	Zinc, Lead and Silver - India	22,822	21,948	21,302	22,822	21,302
b)	Zinc - International	6,984	6,259	6,065	6,984	6,065
c)	Oil & Gas	24,149	21,438	18,915	24,149	18,915
d)	Aluminium	60,407	59,970	54,764	60,407	54,764
e)	Copper	5,912	6,196	6,273	5,912	6,273
f)	Iron Ore	4,156	3,572	2,722	4,156	2,722
g)	Power	17,195	17,455	17,565	17,195	17,565
h)	Others	9,197	9,141	7,876	9,197	7,876
i)	Unallocated	47,778	43,017	50,229	47,778	50,229

	Total	198,600	188,996	185,711	198,600	185,711

i) Earnings before interest, depreciation, tax and exceptional items (‘EBITDA’) is a non- GAAP measure.

ii) Amortisation of duty benefits relating to assets recognised as government grant.

(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment information	31.03.2022 (Audited) (Refer note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver—India	6,229	5,736	5,929	6,229	5,929
b)	Zinc—International	1,159	868	1,067	1,159	1,067
c)	Oil & Gas	16,138	14,396	11,178	16,138	11,178
d)	Aluminium	20,231	17,761	18,565	20,231	18,565
e)	Copper	5,028	4,408	4,388	5,028	4,388
f)	Iron Ore	2,601	1,852	1,319	2,601	1,319
g)	Power	1,976	2,147	2,123	1,976	2,123
h)	Others	2,694	2,369	2,140	2,694	2,140
i)	Unallocated	59,840	60,010	61,586	59,840	61,586

	Total	115,896	109,547	108,295	115,896	108,295

The main business segments are:

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate. Additional intra segment information of revenues for the Zinc & Lead and Silver segment have been provided to enhance understanding of segment business.

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 7);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel, ferroy alloys and cement. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Consolidated Balance Sheet			(₹ in Crore)

Particulars		As at 31.03.2022 (Audited)	As at 31.03.2021 (Audited)
A	ASSETS
	Non-current assets
	(a) Property, plant and equipment	91,990	89,429
	(b) Capital work-in-progress	14,230	13,880
	(c) Intangible assets	1,476	1,041
	(d) Exploration intangible assets under development	1,649	2,434
	(e) Financial assets
	(i) Investments	151	156
	(ii) Trade receivables	3,219	3,158
	(iii) Loans	3,166	5,057
	(iv) Others	2,855	2,532
	(f) Deferred tax assets (net)	5,085	5,860
	(g) Income tax assets (net)	2,762	2,748
	(h) Other non-current assets	3,442	3,210

	Total non-current assets	130,025	129,505

	Current assets
	(a) Inventories	14,313	9,923
	(b) Financial assets
	(i) Investments	17,140	16,504
	(ii) Trade receivables	4,946	3,491
	(iii) Cash and cash equivalents	8,671	4,854
	(iv) Other bank balances	6,921	11,775
	(v) Loans	2,304	2,019
	(vi) Derivatives	258	70
	(vii) Others	8,724	4,245
	(c) Income tax assets (net)	25	7
	(d) Other current assets	5,273	3,318

	Total current assets	68,575	56,206

	Total Assets	198,600	185,711

B	EQUITY AND LIABILITIES
	Equity
	Equity share capital	372	372
	Other equity	65,011	61,906

	Equity attributable to owners of Vedanta Limited	65,383	62,278
	Non-controlling interests	17,321	15,138

	Total Equity	82,704	77,416

	Liabilities
	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	36,205	37,962
	(ii) Lease liabilities	150	160
	(iii) Derivatives	6	76
	(iv) Other financial liabilities	1,327	1,285
	(b) Provisions	3,386	3,132
	(c) Deferred tax liabilities (net)	4,435	2,215
	(d) Other non-current liabilities	4,674	4,327

	Total non-current liabilities	50,183	49,157

	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	16,904	19,066
	(ii) Lease liabilities	324	481
	(iii) Operational buyers’ credit / suppliers’ credit	10,993	8,265
	(iv) Trade payables	10,538	7,624
	(v) Derivatives	531	279
	(vi) Other financial liabilities	17,312	12,971
	(b) Provisions	417	353
	(c) Income tax liabilities (net)	917	277
	(d) Other current liabilities	7,777	9,822

	Total current liabilities	65,713	59,138

	Total Equity and Liabilities	198,600	185,711

Vedanta Limited

Consolidated statement of cash flows

		(₹ in Crore)

Particulars	Year ended 31.03.2022 (Audited)	Year ended 31.03.2021 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	32,964	17,213
Adjustments for:
Depreciation, depletion and amortisation	8,919	7,662
Capital work-in-progress written off/ impairment of assets (reversal)/charge	(2,621)	244
Provision for doubtful debts/ advance/ bad debts written off	244	308
Exploration costs written off	2,618	7
Liabilities written back	(65)	—
Other exceptional items	771	434
Fair value gain on financial assets held at fair value through profit or loss	(209)	(934)
Profit on sale/ discard of property, plant and equipment (net)	(128)	(75)
Foreign exchange loss/ (gain) (net)	235	(119)
Unwinding of discount on provisions	78	72
Share based payment expense	79	59
Interest and dividend income	(1,887)	(2,106)
Interest expense	4,712	5,123
Deferred government grant	(245)	(229)

Changes in assets and liabilities		—
Increase in trade and other receivables	(8,199)	(3,215)
(Increase)/ decrease in inventories	(4,373)	1,409
Increase in trade and other payable	7,806	235

Cash generated from operations	40,699	26,088
Income taxes paid (net)	(5,736)	(2,108)

Net cash generated from operating activities	34,963	23,980

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	—	(45)
Purchases of property, plant and equipment (including intangibles)	(10,630)	(6,886)
Proceeds from sale of property, plant and equipment	325	168
Loans repaid by related parties	1,623	1,112
Loans given to related parties	—	(7,660)
Short-term deposits made	(11,966)	(18,040)
Proceeds from redemption of short-term deposits	16,960	14,563
Short term investments made	(87,135)	(75,160)
Proceeds from sale of short term investments	86,848	83,330
Interest received	1,868	2,035
Dividends received	1	2
Payment made to site restoration fund	(147)	(169)

Net cash used in investing activities	(2,253)	(6,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/ (repayment) of short-term borrowings (net)	875	(9,593)
Proceeds from current borrowings	13,256	11,298
Repayment of current borrowings	(10,337)	(11,056)
Proceeds from long-term borrowings	20,916	16,707
Repayment of long-term borrowings	(28,758)	(9,577)
Interest paid	(5,274)	(5,348)
Payment of dividends to equity holders of the Company	(16,681)	(3,519)
Loan given to parent in excess of fair value	—	(536)
Payment of dividends to non-controlling interests	(2,668)	(5,603)
Payment of lease liabilities	(232)	(338)

Net cash used in financing activities	(28,903)	(17,565)

Effect of exchange rate changes on cash and cash equivalents	10	72

Net increase/ (decrease) in cash and cash equivalents	3,817	(263)

Cash and cash equivalents at the beginning of the year	4,854	5,117

Cash and cash equivalents at end of the year	8,671	4,854

Notes:
1. The figures in parentheses indicate outflow. 2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - Statement of Cash Flows.

	Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter and year ended 31 March 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 April 2022 and approved by the Board of Directors at its meeting held on 28 April 2022.

2	These results have been prepared on the basis of the audited financial statements for the year ended 31 March 2022 and the interim financial results for the quarter and nine months ended 31 December 2021, which are prepared in accordance with the Indian Accounting Standards (“Ind AS”) notified under the Companies (Indian Accounting Standards) Rules, 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	During the quarter, the Board of Directors of the Company, through resolution passed by circulation on 02 March 2022, have approved third interim dividend of ₹ 13 per equity share, i.e., 1,300% on face value of ₹ 1/- per equity share for the year ended 31 March 2022. With this, the total dividend declared for FY 2021-22 stands at ₹ 45 per equity share of ₹ 1/- each.

4	Net exceptional loss comprise the following:
						(₹ in Crore)

	Particulars	Quarter ended			Year ended
		31.03.2022 (Audited) (Refer note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
	Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
	- Oil & Gas
	a) Exploration cost written off	(2,403)	(68)	—	(2,618)	—
	b) Reversal of previously recorded impairment	2,697	—	—	2,697	—
	- Aluminium	(125)	—	(181)	(125)	(181)
	- Others	—	(6)	(63)	(52)	(63)
	- Unallocated	—	(24)	—	(24)	—
	Provision for legal disputes (including change in law), force majeure and similar incidences in:
	- Aluminium	(288)	—	—	(288)	95
	- Copper	(217)	—	(213)	(217)	(213)
	- Zinc, Lead and Silver - India	—	—	—	(134)	—
	- Others	—	(7)	(213)	(7)	(213)
	Other exceptional items - Unallocated	—	—	(103)	—	(103)

	Net exceptional loss	(336)	(105)	(773)	(768)	(678)
	Current tax benefit on above	496	11	—	580	—
	Net deferred tax (expense)/ benefit on above	(468)	24	187	(402)	154
	Non-controlling interests on above	80	1	5	113	(25)

	Net exceptional loss, net of tax and non-controlling interests	(228)	(69)	(581)	(477)	(549)

5	Subsequent to the balance sheet date, the Board of Directors of the Company in their meeting held on 28 April 2022 have approved first interim dividend of ₹ 31.50 per equity share, i.e., 3,150% on face value of ₹ 1/- per equity share for FY 2022-23 amounting to ₹ 11,710 Crore.

6	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,752 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,465 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 25 May 2022.

Further, on 23 September 2020, the GOI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues, which is currently being heard. Simultaneously, the Company is also pursuing with the GOI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GOI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 May 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

7

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

8	Income taxes

a)

In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL recognized deferred tax assets of ₹ 3,184 Crore during the year ended 31 March 2021. Consequent to recognition of the said deferred tax credit of ₹ 3,184 Crore, the net tax expense for the quarter and year ended 31 March 2021 was lower to that extent.

During the quarter ended 31 December 2021, ESL has derecognized deferred tax assets on losses expired in the current year amounting to ₹ 122 Crore. Based on revised financial forecasts, management is confident of realising the remaining deferred tax assets fully.

b)

During the previous year, consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries of the Company, the unabsorbed depreciation as per tax laws has been utilized by the Company leading to a deferred tax charge as disclosed in line 9(b)(i) of the above results.

9	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

		Year ended
	Particulars	31.03.2022 (Audited)	31.03.2021 (Audited)
a)	Debt-Equity Ratio (in times)	0.64	0.74
b)	Debt Service Coverage Ratio (in times)	2.36	2.11
c)	Interest Service Coverage Ratio (in times)	10.05	5.93
d)	Current Ratio (in times)	1.22	1.28
e)	Long term debt to working capital Ratio (in times)	3.70	4.29
f)	Bad debts to Account receivable Ratio (in times)	0.00	0.00
g)	Current liability Ratio (in times)	0.49	0.40
h)	Total debts to total assets Ratio (in times)	0.27	0.31
i)	Debtors Turnover Ratio (in times)	17.92	14.13
j)	Inventory Turnover Ratio (in times)	7.21	5.71
k)	Operating-Profit Margin (%)	27.44%	22.39%
l)	Net-Profit Margin (%)	18.31%	17.67%
m)	Debenture Redemption Reserve (₹ in Crore)	—	583
n)	Net Worth (Total Equity) (₹ in Crore)	82,704	77,416

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Income available for debt service/ (interest expense + repayments made during the period for long term loans), where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortization expense + Interest expense
c)	Interest Service Coverage Ratio	Income available for debt service/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities (excluding current maturities of long term borrowing)
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Current Liabilities (excluding current maturities of long term borrowing)/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less EBITDA/ Average Inventory
k)	Operating-Profit Margin (%)	(EBITDA - Depreciation, depletion and amortization expense)/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net profit after tax before exceptional items (net of tax) / (Revenue from operations + Other operating income)

10	The Non- Convertible debentures (‘NCDs’) of the Group outstanding as on 31 March 2022 are ₹ 7,937 Crore, out of which, listed secured NCDs are ₹ 5,016 Crore. The listed secured NCDs are secured by way of first pari passu mortgage/charge on certain movable fixed assets and freehold land of Vedanta Limited. The Group has maintained asset cover of more than 125% and 100% for NCDs with face value of ₹ 2,000 Crore and ₹ 3,020 Crore respectively.

11	Previous period/ year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : New Delhi	Sunil Duggal
Date : 28 April 2022	Whole -Time Director and Group Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

	(₹ in Crore, except as stated)

		Quarter ended			Year ended
S.No.	Particulars	31.03.2022 (Audited) (Refer Note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
1	Revenue from operations	18,841	16,102	12,305	62,801	37,120
2	Other operating income	168	85	86	476	320
3	Other income (Refer note 8)	1,218	5,040	92	8,347	10,948

	Total Income	20,227	21,227	12,483	71,624	48,388

4	Expenses
a)	Cost of materials consumed	7,378	6,195	4,521	23,751	13,990
b)	Purchases of stock-in-trade	54	9	76	228	204
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(470)	(223)	92	(1,172)	70
d)	Power and fuel charges	3,621	3,813	1,941	11,874	6,763
e)	Employee benefits expense	233	222	217	867	903
f)	Finance costs	868	840	813	3,146	3,193
g)	Depreciation, depletion and amortization expense	742	772	654	2,945	2,519
h)	Other expenses	2,953	2,338	2,482	10,051	6,850

	Total expenses	15,379	13,966	10,796	51,690	34,492

5	Profit before exceptional items and tax	4,848	7,261	1,687	19,934	13,896

6	Net exceptional loss (Refer note 4)	(96)	(75)	(232)	(318)	(232)

7	Profit before tax	4,752	7,186	1,455	19,616	13,664

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net current tax expense/ (benefit)	850	1,282	(453)	3,505	104
b)	Net deferred tax (benefit)/ expense	(221)	(543)	548	(1,023)	3,138
	Net tax benefit on exceptional items:
c)	Net tax benefit on exceptional items (Refer note 4)	(34)	(26)	(81)	(111)	(81)

	Net tax expense (a+b+c)	595	713	14	2,371	3,161

9	Net profit after tax (a)	4,157	6,473	1,441	17,245	10,503

10	Net profit after tax before exceptional items (net of tax)	4,219	6,522	1,592	17,452	10,654

11	Other Comprehensive Income/ (Loss)
a)	(i) Items that will not be reclassified to profit or loss	(34)	(1)	3	(8)	63
	(ii) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	2	0	(1)	8	(3)
b)	(i) Items that will be reclassified to profit or loss	277	67	5	407	(91)
	(ii) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(58)	(21)	12	(74)	(26)

	Total Other Comprehensive Income/ (Loss) (b)	187	45	19	333	(57)

12	Total Comprehensive Income (a+b)	4,344	6,518	1,460	17,578	10,446

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet				77,277	76,418
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	11.17 *	17.40 *	3.87 *	46.36	28.23

						(₹ in Crore)

		Quarter ended			Year ended

S. No.	Segment information	31.03.2022 (Audited) (Refer Note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
1	Segment revenue
a)	Oil & Gas	2,067	1,672	1,395	6,622	4,086
b)	Aluminium	11,766	9,849	6,312	38,371	20,162
c)	Copper	3,286	3,010	2,735	11,096	7,623
d)	Iron Ore	1,714	1,361	1,727	6,143	4,529
e)	Power	226	210	136	787	720

	Total	19,059	16,102	12,305	63,019	37,120

Less:	Inter segment revenue	218	—	—	218	—

	Revenue from operations	18,841	16,102	12,305	62,801	37,120

2	Segment Results (EBITDA) [i]
a)	Oil & Gas	1,042	793	566	3,137	1,743
b)	Aluminium	3,896	2,799	1,942	13,024	5,471
c)	Copper	30	(77)	(58)	(150)	(106)
d)	Iron Ore	514	411	752	2,187	1,735
e)	Power	(135)	(32)	(107)	(172)	(55)

	Total Segment results (EBITDA)	5,347	3,894	3,095	18,026	8,788

Less:	Depreciation, depletion and amortization expense	742	772	654	2,945	2,519
Add:	Other income ii	20	21	18	78	76
Less:	Finance costs	868	840	813	3,146	3,193
Add:	Other unallocable income net of expenses (Refer note 8)	1,091	4,958	41	7,921	10,744

	Profit before exceptional items and tax	4,848	7,261	1,687	19,934	13,896

Add:	Net exceptional loss (Refer note 4)	(96)	(75)	(232)	(318)	(232)

	Profit before tax	4,752	7,186	1,455	19,616	13,664

3	Segment assets
a)	Oil & Gas	16,420	14,272	13,161	16,420	13,161
b)	Aluminium	47,307	47,049	42,303	47,307	42,303
c)	Copper	5,383	5,393	5,289	5,383	5,289
d)	Iron Ore	3,590	3,026	2,548	3,590	2,548
e)	Power	3,044	3,180	3,161	3,044	3,161
f)	Unallocated	73,215	71,771	71,269	73,215	71,269

	Total	148,959	144,691	137,731	148,959	137,731

4	Segment liabilities
a)	Oil & Gas	10,178	8,941	7,403	10,178	7,403
b)	Aluminium	15,848	13,418	13,508	15,848	13,508
c)	Copper	4,638	4,008	3,895	4,638	3,895
d)	Iron Ore	2,321	1,697	2,301	2,321	2,301
e)	Power	152	269	210	152	210
f)	Unallocated	38,173	38,242	33,624	38,173	33,624

	Total	71,310	66,575	60,941	71,310	60,941

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 6);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

i) Earnings before interest, tax, depreciation and amortisation (EBITDA) is a non-GAAP measure.

ii) Amortisation of duty benefits relating to assets recognised as government grant.

Balance Sheet

(₹ in Crore)

	Particulars	As at 31.03.2022 (Audited)	As at 31.03.2021 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	39,490	38,222
	(b) Capital work-in-progress	9,226	9,096
	(c) Intangible assets	26	27
	(d) Exploration intangible assets under development	1,488	1,605
	(e) Financial assets
	(i) Investments	60,881	60,887
	(ii) Trade receivables	1,293	1,323
	(iii) Loans	154	180
	(iv) Others	1,440	1,258
	(f) Deferred tax assets (net)	1,118	333
	(g) Income tax assets (net)	1,800	1,787
	(h) Other non-current assets	2,214	2,371

	Total non-current assets	119,130	117,089

2	Current assets
	(a) Inventories	8,563	5,555
	(b) Financial assets
	(i) Investments	585	2,016
	(ii) Trade receivables	2,328	1,136
	(iii) Cash and cash equivalents	5,518	2,861
	(iv) Other bank balances	1,630	1,475
	(v) Loans	365	523
	(vi) Derivatives	249	66
	(vii) Others	7,394	5,071
	(c) Other current assets	3,197	1,939

	Total current assets	29,829	20,642

	Total assets	148,959	137,731

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	77,277	76,418

	Total Equity	77,649	76,790
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	23,421	20,913
	(ii) Lease liabilities	57	60
	(iii) Derivatives	6	50
	(iv) Other financial liabilities	192	190
	(b) Provisions	1,268	1,169
	(c) Other non-current liabilities	2,751	2,360

	Total Non-current liabilities	27,695	24,742

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	13,275	11,253
	(ii) Lease liabilities	25	73
	(iii) Operational buyers’ credit / suppliers’ credit	9,261	6,029
	(iv) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	195	209
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	5,329	3,594
	(v) Derivatives	277	139
	(vi) Other financial liabilities	10,020	9,169
	(b) Provisions	158	98
	(c) Income tax liabilities (net)	601	46
	(d) Other current liabilities	4,474	5,589

	Total current liabilities	43,615	36,199

	Total Equity and Liabilities	148,959	137,731

Statement of Cash Flows

		(₹ in Crore)

Particulars	Year ended 31.03.2022 (Audited)	Year ended 31.03.2021 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	19,616	13,664
Adjustments for:
Depreciation, depletion and amortisation	2,968	2,543
Capital work-in-progress written off/ impairment of assets (reversal)/ charge	(1,346)	181
Provision for doubtful debts/ advance/ bad debts written off	239	129
Exploration costs written off	1,412	6
Other exceptional items	252	51
Fair value gain on financial assets held at fair value through profit or loss	(1)	(93)
Net gain on sale of long term investments	(16)	—
(Profit)/ Loss on sale/ discard of property, plant and equipment (net)	(129)	28
Foreign exchange loss (net)	146	80
Unwinding of discount on provisions	24	23
Share based payment expense	29	36
Interest and dividend income	(8,050)	(10,730)
Interest expense	3,123	3,170
Deferred government grant	(78)	(75)

Changes in assets and liabilities
Increase in trade and other receivables	(4,996)	(1,339)
(Increase)/ decrease in inventories	(3,008)	53
Increase/ (decrease) in trade and other payable	5,064	(1,452)

Cash generated from operations	15,249	6,275
Income taxes paid (net)	(2,685)	(228)

Net cash generated from operating activities	12,564	6,047

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	—	(59)
Purchases of property, plant and equipment (including intangibles)	(3,674)	(2,669)
Proceeds from sale of property, plant and equipment	268	18
Loans repaid by related parties	567	1,684
Loans given to related parties	(383)	(579)
Short-term deposits made	(1,067)	(1,441)
Proceeds from redemption of short-term deposits	1,285	962
Short term investments made	(25,777)	(18,468)
Proceeds from sale of short-term investments	27,230	18,628
Interest received	205	415
Dividends received	7,830	10,371
Payments made to site restoration fund	(76)	(94)

Net cash generated from investing activities	6,408	8,768

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/ (repayment) of short-term borrowings (net)	816	(8,726)
Proceeds from current borrowings	8,868	5,499
Repayment of current borrowings	(4,066)	(6,908)
Proceeds from long-term borrowings	18,942	9,021
Repayment of long-term borrowings	(20,250)	(5,564)
Interest paid	(3,872)	(3,439)
Payment of dividends to equity holders of the Company	(16,689)	(3,519)
Payment of lease liabilities	(64)	(164)

Net cash used in financing activities	(16,315)	(13,800)

Net increase in cash and cash equivalents	2,657	1,015

Cash and cash equivalents at the beginning of the year	2,861	1,846

Cash and cash equivalents at the end of the year	5,518	2,861

Notes:

1.	The figures in parentheses indicate outflow.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - Statement of Cash Flows.

	Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended 31 March 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 April 2022 and approved by the Board of Directors at its meeting held on 28 April 2022.

2	These results have been prepared on the basis of the audited financial statements for the year ended 31 March 2022 and the interim financial results for the quarter and nine months ended 31 December 2021, which are prepared in accordance with the Indian Accounting Standards (“Ind AS”) notified under the Companies (Indian Accounting Standards) Rules, 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	During the quarter, the Board of Directors of the Company, through resolution passed by circulation on 02 March 2022, have approved third interim dividend of ₹ 13 per equity share, i.e., 1,300% on face value of ₹ 1/- per equity share for the year ended 31 March 2022. With this, the total dividend declared for FY 2021-22 stands at ₹ 45 per equity share of ₹ 1/- each.

4	Net exceptional loss comprise the following:

						(₹ in Crore)

	Particulars	Quarter ended			Year ended
		31.03.2022 (Audited) (Refer Note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
	Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
	- Oil & Gas
	a) Exploration wells written off	(1,214)	(51)	—	(1,412)	—
	b) Reversal of previously recorded impairment	1,370	—	—	1,370	—
	- Aluminium	(125)	—	(181)	(125)	(181)
	- Unallocated	—	(24)	—	(24)	—
	Provision for legal disputes (including change in law), force majeure and similar incidences in:
	- Aluminium	(73)	—	—	(73)	—
	- Copper	(54)	—	(51)	(54)	(51)

	Net exceptional loss	(96)	(75)	(232)	(318)	(232)
	Current tax benefit on above	247	9	—	281	—
	Net deferred tax (expense)/ benefit on above	(213)	17	81	(170)	81

	Net Exceptional loss (net of tax)	(62)	(49)	(151)	(207)	(151)

5	Subsequent to the balance sheet date, the Board of Directors of the Company in their meeting held on 28 April 2022 have approved first interim dividend of ₹ 31.50 per equity share, i.e., 3,150% on face value of ₹ 1/- per equity share for FY 2022-23 amounting to ₹ 11,710 Crore.

6	The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at Supreme Court. Instead, the matter is now being heard on merits.

	The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

7	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GOI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

	One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,752 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,465 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 25 May 2022.

	Further, on 23 September 2020, the GOI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues, which is currently being heard. Simultaneously, the Company is also pursuing with the GOI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GOI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 May 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

8	Other income includes dividend income from subsidiaries of ₹ 1,062 Crore, ₹ 4,938 Crore, ₹ NIL Crore, ₹ 7,828 Crore and ₹ 10,369 Crore for the quarter ended 31 March 2022, 31 December 2021, 31 March 2021, year ended 31 March 2022 and 31 March 2021 respectively.

9	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

		Quarter ended			Year ended
	Particulars	31.03.2022 (Audited) (Refer Note 2)	31.12.2021 (Unaudited)	31.03.2021 (Audited) (Refer Note 2)	31.03.2022 (Audited)	31.03.2021 (Audited)
a)	Debt-Equity Ratio (in times)*	0.47	0.45	0.42	0.47	0.42
b)	Debt Service Coverage Ratio (in times) (annualised)	1.96	1.76	2.01	1.96	2.01
c)	Interest Service Coverage Ratio (in times)*	7.55	11.41	3.98	8.33	5.99
d)	Current Ratio (in times)*	0.80	0.77	0.79	0.80	0.79
e)	Long term debt to working capital Ratio (in times)*	* *	* *	* *	* *	* *
f)	Bad debts to Account receivable Ratio (in times)*	0.00	—	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.52	0.50	0.43	0.52	0.43
h)	Total debts to total assets Ratio (in times)*	0.25	0.24	0.23	0.25	0.23
i)	Debtors Turnover Ratio (in times)*	5.31	4.75	4.62	20.81	16.15
j)	Inventory Turnover Ratio (in times)*	1.71	1.75	1.60	6.41	5.10
k)	Operating-Profit Margin (%)*	24%	19%	20%	24%	17%
l)	Net-Profit Margin (%)*	24%	40%	13%	28%	28%
m)	Debenture Redemption Reserve (₹ in Crore)	—	—	557	—	557
n)	Net Worth (Total Equity) (₹ in Crore)	77,649	78,115	76,790	77,649	76,790

*	Not annualised, except for the year ended 31 March 2022 and 31 March 2021

**	Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Income available for debt service/ (interest expense + repayments made during the period for long term loans), where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortization expense + Interest expense
c)	Interest Service Coverage Ratio	Income available for debt service/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities (excluding current maturities of long term borrowing)
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Current Liabilities (excluding current maturities of long term borrowing)/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less EBITDA/ Average Inventory
k)	Operating-Profit Margin (%)	(EBITDA - Depreciation, depletion and amortization expense)/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net profit after tax before exceptional items (net of tax) / (Revenue from operations + Other operating income)

10	The listed secured Non-Convertible debentures (‘NCDs’) of the Company aggregating ₹ 5,016 Crore as on 31 March 2022 are secured by way of first Pari Passu mortgage/charge on certain movable fixed assets and freehold land of the Company. The Company has maintained asset cover of more than 125% and 100% for NCDs with face value of ₹ 2,000 Crore and ₹ 3,020 Crore respectively.
11	The Company is in compliance with the requirements of SEBI circular dated 26 November 2018 applicable to large corporate borrowers.
12	Previous period/ year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board
Place : New Delhi	Sunil Duggal
Date : 28 April 2022	Whole - Time Director and Group Chief Executive Officer